UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of

Northeast Utilities	Certificate pursuant to Rule
The Connecticut Light and Power Company	24 under the Public Utility Holding
Public Service Company of New Hampshire	Company Act of 1935
Western Massachusetts Electric Company
Yankee Gas Services Company

File No.  70-9755

(Public Utility Holding

Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, and with reference to the transactions proposed in the Application/Declaration on Form U-1 (the "Application") in File No. 70-9755, Northeast Utilities (“NU”), The Connecticut Light and Power Company (“CL&P”), Public Service Company of New Hampshire (“PSNH”), Yankee Gas Services Company (“Yankee Gas”) and Western Massachusetts Electric Company (“WMECO”) hereby report and certify as follows:

(i)

On December 9, 2005, NU entered into a $700 million revolving credit facility pursuant to a Credit Agreement dated as of December 9, 2005 among NU, the Banks Named Therein, Union Bank of California, N.A. as Administrative Agent, and Barclays Bank, PLC, JPMorgan Chase Bank, N.A. and Union Bank of California, N.A., as Fronting Banks.

(ii)

On December 9, 2005, CL&P, PSNH, Yankee Gas and WMECO entered into a $400 million aggregate revolving credit facility pursuant to an Amended and Restated Credit Agreement dated as of December 9, 2005, among WMECO, CL&P, PSNH, Yankee Gas, the Banks Named Therein and Citicorp USA, Inc., as Administrative Agent.

The transactions referenced above were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on June 30, 2004 in this file (HCAR 35-27870) and the order issued on October 20, 2005 (HCAR 35-28052).

Submitted with this Certificate are a copy of the respective credit agreements and the "past tense" opinion of counsel.

Exhibits

Exhibit B-1

Credit Agreement dated as of December 9, 2005 among NU, the Banks Named Therein, the Lenders party thereto and Union Bank of California, N.A. as Administrative Agent and Barclays Bank, PLC, JPMorgan Chase Bank, N.A. and Union Bank of California, N.A., as Fronting Banks (Incorporated by reference as Exhibit 99.1 to NU Form 8-K filed December 15, 2005, File No. 1-5324) .

Exhibit B-2

Amended and Restated Credit Agreement dated as of December 9, 2005 among CL&P, PSNH, WMECO and Yankee Gas, the Banks Named Therein, the Lenders party thereto and Citicorp USA Inc. (Incorporated by reference as Exhibit 99.2 to NU, CL&P, PSNH and WMECO Form 8-K filed December 15, 2005, File Nos. 0-00404, 1-6392 and 0-7624) .

Exhibit F-2

Past-Tense Opinion of Counsel

[SIGNATURE PAGE TO FOLLOW]

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Certificate to be signed on their behalf by the undersigned hereunto duly authorized.

Northeast Utilities

The Connecticut Light and Power Company

Public Service Company of New Hampshire

Western Massachusetts Electric Company

Yankee Gas Services Company

By:       /s/ Randy A. Shoop

Name:

Randy A. Shoop

Title:

Vice President and Treasurer

Dated:

December 19, 2005